Exhibit 99.1

YAMANA PROVIDES UPDATE ON LABOUR NEGOTIATIONS IN CHILE

TORONTO, ONTARIO, January 9, 2017 — YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or the "Company") herein provides an update relating to negotiations with unions at its mines in Chile.  As part of the collective bargaining renewal process, the Company has been in negotiations with unions representing workers employed at El Peñón and Minera Florida.

Collective bargaining agreements have been entered into at Minera Florida, and the mine and plant are operating  at full capacity.

In relation to El Peñón, the Company has successfully entered into a collective bargaining agreement with the union representing supervisors and has tabled a final offer to the two unions representing underground workers.  The final offer took into consideration the current commodity price environment and the ongoing evaluation of the optimal long-term production and cost profile at El Peñón, along with several other factors including recent collective bargaining settlements at other mines in country including at Minera Florida and at El Peñón with the supervisors.  Both unions representing underground workers have rejected the Company's final offer with one union on strike and the other now in a strike position and expected to strike.

Operations at El Peñón have been suspended in light of the foregoing.  While strike actions presently involves picketing and road blockades, there have been incidents of incidental equipment damage and members of one of the unions have staged an illegal sit in at the employee camp.

The Company continues to work with local authorities and labour ministry representatives to ensure it preserves its legal remedies and options including imposing a partial or total lockout and with union representatives to determine any reasonable resolution of the collective bargaining process.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the outcome of collective bargaining negotiations, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the collective bargaining negotiations and may not be appropriate for other purposes.

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